UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

IMAGING DIAGNOSTIC SYSTEMS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

45244W308

(CUSIP Number)

Robert B. Macaulay

Carlton Fields Jorden Burt, P.A.

100 Southeast Second Street, Ste. 4200

Miami, Florida 33131-9101

(T) (305) 530-0050

(F) (305) 530-0055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2014

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45244W308

1	NAME OF REPORTING PERSON Viable International Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,820,680,780
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,820,680,780
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,820,680,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.9%
14	TYPE OF REPORTING PERSON HC, OO

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SCHEDULE 13D

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to shares of Common Stock, no par value (“Common Stock”) underlying 250 shares of Series M Convertible Preferred Stock (the “Preferred Stock”), of Imaging Diagnostic Systems, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1291-B NW 65th Place, Fort Lauderdale, FL 33309.

Item 2. Identity and Background

This Schedule 13D is being filed by Viable International Investments, LLC, a Florida limited liability company (“Viable”). Viable’s sole business is to act as an investment holding company. Its principal business address is 1221 E. Robinson Street, Orlando, FL 32801. Viable is a wholly-owned subsidiary of Sanya Wanbo (Viable) Investments, Ltd. Co. (the “Parent”), based at Floor 5, Shengfuyuan Hotel, No. 10 Jiefanger Road, Sanya, Hainan, China. The Parent’s principal business, as approved by the Ministry of Commerce of the People’s Republic of China, is to invest in senior housing projects, medical equipment projects, etc. in the United States.

Neither Viable nor the Parent has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Considerations.

On August 4, 2014, Viable purchased from the Issuer 250 shares of the Preferred Stock (“Purchase”) in the first closing pursuant to a Securities Purchase Agreement (the “SPA”), dated as of June 27, 2014, between Viable and the Issuer. This private transaction is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The 250 shares of Preferred Stock, convertible into 36,820,680,780 shares of Common Stock as more fully described in Items 4 and 5 below, were acquired for a purchase price of $2,500,000. Viable obtained the funds to purchase these shares of Preferred Stock from a capital contribution by the Parent.

Item 4. Purpose of Transaction

All of the shares of Preferred Stock of the Issuer that are held of record by Viable, and all underlying shares of Common Stock beneficially owned by Viable, as reported herein were acquired for investment purposes. Viable retains the right to change its investment intent, from time to time, to acquire additional shares of stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of its shares or other securities of the Issuer, if any, beneficially owned by it, in any manner permitted by law.

Viable currently has no plan or proposal that relates to or would result in any of the matters described in Items 4(c) and 4(f)-(j) of the Instructions to Schedule 13D.

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As a result of Viable’s Purchase of the Preferred Stock, Viable now owns a 78.9% voting and economic interest in the Issuer’s capital stock, which represents a change in control of the Issuer. Two more tranches are scheduled in Viable’s purchase of the Preferred Stock. The second closing is scheduled for July 31, 2015, at which time Viable is required to purchase another 200 shares of Preferred Stock for a purchase price of $2,000,000. The third closing shall occur on a date within 14 days after the Issuer receives FDA Pre-Market Approval (“PMA”) for its CTLM® system (as to which there can be no assurance). At that time, Viable has agreed to purchase another 150 shares of Preferred Stock for a purchase price of $1,500,000. Notwithstanding the foregoing, Viable shall have no obligation to consummate the second closing or the third closing if, as of the time scheduled for each such closing, the Issuer has sufficient available cash to service its debts and pay its operating expenses in the ordinary course of business, as determined by the Company’s Board of Directors in its good faith business judgment.

The Preferred Stock carries a 9% cumulative annual dividend, a liquidation preference of $10,000 per share, is convertible into Common Stock at any time at a ratio of 147,282,723.12 shares of Common Stock for each share of Preferred Stock, and votes on an as-converted basis with the Issuer’s Common Stock on all matters submitted to a shareholder vote. Based on the Issuer’s existing common shares outstanding, the 600 shares of Preferred Stock, when they are all purchased, will represent a 90% voting and economic interest in the Issuer’s capital stock. With respect to the payment of dividends and amounts upon liquidation, the Preferred Stock ranks equally with the Issuer’s Series L Preferred Stock and senior to the Common Stock.

Though the Preferred Stock is convertible into Common Stock at any time, a conversion may require changes to the Issuer’s capitalization. The Issuer’s authorized capital stock consists of 20,000,000,000 shares of Common Stock and 2,000,000 shares of preferred stock. As of the first closing date under the SPA, the Issuer has 9,818,848,208 shares of Common Stock issued and outstanding. The 250 shares of Preferred Stock are convertible into 36,820,680,780 shares of Common Stock, and the remaining 350 shares of Preferred Stock from tranches 2 and 3 are convertible into 51,548,953,092 shares of Common Stock. The number of shares of Common Stock into which the Preferred Stock is convertible substantially exceeds the Issuer’s number of shares of authorized but unissued Common Stock. The Issuer would need to increase the number of authorized shares of Common Stock or to consummate a reverse stock split in order to accommodate a full conversion of all Preferred Stock.

On August 4, 2014, in connection with the Purchase, Viable’s Board of Directors, comprised of Richard J. Grable, II and Elizabeth J. Shotmeyer, appointed Viable’s affiliates David Fong, Chunming Zhang, and Qun Wang to the Board of Directors. Immediately thereafter, Mr. Grable and Ms. Shotmeyer resigned from the Board. Deborah O’Brien also tendered her resignation from her position as Senior Vice President, effective August 1, 2014. David Fong is a Certified Public Accountant (CPA) and Personal Financial Specialist (PFS) and has been providing tax, accounting, and financial services in the United States since 1986, with focus on international tax and business. Chunming Zhang has been a Director and Vice President of the Parent since December 2013. Ms. Zhang previously held a marketing position in China for a number of years with Dräger Medical GmbH, with headquarters in Lübeck, Germany. Qun Wang is an acupuncture physician in Orlando, Florida, practicing in Florida since 1994. Dr. Wang was a general surgeon from 1981 to 1987 at First Teaching Hospital (Beijing Medical University), Beijing, China. He also served as Vice President of the Acupuncture Board of Florida from 2006 to 2009.

Item 5. Interest in Securities of Issuer

(a) Pursuant to the SPA, Viable acquired from the Issuer 250 shares of the Preferred Stock for an aggregate purchase price of $2,500,000 ($10,000 per share). This represents all of the Preferred Stock currently outstanding.

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The percentages used herein are calculated based upon 9,818,848,208 shares of Common Stock issued and outstanding at August 4, 2014. As of the date of this Schedule 13D, Viable beneficially owns in the aggregate 36,820,680,780 shares of Common Stock (convertible from 250 shares of the Preferred Stock), constituting approximately 78.9% of the aggregate voting and economic interest in the Issuer’s capital stock.

(b) Viable has the sole power to vote or direct the vote of all 36,820,680,780 shares and the sole power to dispose or direct the disposition of such shares.

(c) There has been no reportable transaction with respect to the Common Stock of the Issuer within the last 60 days by Viable other than as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2014	VIABLE INTERNATIONAL INVESTMENTS, LLC, a Florida limited liability company

	By	/s/ David Fong
David Fong, Manager